FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact, dated November 14, 2007, regarding the announcement that Banco Santander, S.A. has reached an agreement with ING Groep NV for the sale to such entity of its stake in the pension fund manager Orígenes AFJP and in the annuity provider Orígenes Seguros de Retiro.

Item 1
MATERIAL FACT
Grupo Santander announces that it has reached an agreement with ING Groep NV for the sale to such entity of its stake in the pension fund manager Orígenes AFJP and in the annuity provider Orígenes Seguros de Retiro, in Argentina, for a total consideration of USD 166 million (euro 114 million), which generates for Santander a capital gain of USD 126 million (euro 86 million) approximately.
This transaction is subject to regulatory approval in Argentina and is expected to close before year end 2007.
Boadilla del Monte (Madrid), November 14, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 14, 2007	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President